

THE NATURAL CHOICE.
IT'S COMMON SENSE.
IT'S LOGIC.

Jill Taft
Founder

Joel Roodman
Managing Partner



/LogicProducts
/LogicProducts
@LogicProducts
LogicProducts

DISCLAIMER

Disclaimer This presentation contains offering materials prepared solely by Logic Products without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



LOGIC PRODUCTS: THE NATURAL CHOICE. IT'S COMMON SENSE. IT'S LOGIC.

CONSUMERS ARE MOVING AWAY FROM LEGACY BRANDS TO PURCHASE NATURAL AND ECO-FRIENDLY PRODUCTS



Joy
DAWN
Dial
Softsoap
Dial
antibacterial
Windex
Original
Windex
MULTISURFACE
Scrubbing Bubbles
Bathroom
pledge
LEMON CLEAN
SHOUT

THE NATURAL PRODUCTS INDUSTRY CONTINUES TO GROW WORLDWIDE

$252 BILLION
Projected U.S. Consumer Sales of Natural, Organic & Healthy Products in 2019

$11B → $22B
2016 to 2024 Projected Growth Of Global Natural & Organic Personal Care

$9.4B
2017 Projected U.S. Sales Of Natural Pet Care & Food Products

$147B
Projected Global Sales Of Household Cleaning Products in 2017

$1B
Annual U.S. Consumer Expenditures To Detect & Eradicate Lice in 2015



73%
Of Women In The U.S. Control Or Influence All Household Spending



$1.7 T
Eco-Aware Moms Hold $1.7 Trillion in Buying Power



83%
Of New Babies In The U.S. Are Born To Millennials



The Next
BIG
S·M·A·L·L·
BRAND

Small Brands
Are Winning Among Millennial Moms



79%
Of Mothers Search For Environmentally Focused Brands

LOGIC PRODUCTS: FOUR SUCCESSFUL INTERCONNECTED NATURAL PRODUCT LINES LAUNCHED





TOTLOGIC
SHAMPOO
TOTLOGIC
CONDITIONER
TOTLOGIC
2 IN 1 WASH & SHAMPOO
TOTLOGIC
BUBBLE BATH
TOTLOGIC
BODY LOTION
TOTLOGIC
LEAVE-IN CONDITIONING SPRAY

TotLogic: Natural Bath, Body and Hair Products for Babies, Kids & Families





NATURAL HOMELOGIC
All Purpose Cleaner
Citrus Grove
NATURAL HOMELOGIC
Toilet Bowl Cleaner
Jasmine Mist
NATURAL HOMELOGIC
Laundry Detergent
Citrus Grove
NATURAL HOMELOGIC
Bathroom Cleaner
Jasmine Mist
NATURAL HOMELOGIC
Liquid Dish Soap
Citrus Grove

Natural HomeLogic: Eco-Friendly Household Cleaners & Soaps for the Entire Home





LICELOGIC
CLEAR & FREE HAIR NIT SPRAY
LICELOGIC
CLEAR & FREE SHAMPOO
LICELOGIC
CLEAR & FREE ALL PURPOSE LICE SPRAY
LICELOGIC
REPEL CONDITIONING HAIR SPRAY
LICELOGIC
REPEL CONDITIONER
LICELOGIC
REPEL CONDITIONER

LiceLogic: Natural, Effective Lice Treatment & Prevention Products For The Entire Family





BARKLOGIC
3 IN 1 EYE, EAR, & NOSE CLEANSING WIPES
BARKLOGIC
SENSITIVE SKIN MOISTURIZING SHAMPOO
BARKLOGIC
CLEAN & CLEAR DEEP CLEANSING COAT SHAMPOO
BARKLOGIC
CALMING CONDITIONER
BARKLOGIC
BARKLOGIC
SENSITIVE SKIN LEAVE IN CONDITIONING & DETANGLING SPRAY

BarkLogic: Natural Grooming & Clean Up Products For Dogs Of All Breeds And Sizes

LOGIC PRODUCTS: OUR BUSINESS MODEL TO DATE

- ✓ 58% E-Commerce
- ✓ 41% Wholesale





LOGIC PRODUCTS

65% to 90% Blended Gross Product Margins



CURRENT LOGIC PRODUCT DISTRIBUTION INCLUDES:











amazon | jet | petco where the healthy pets go | diapers.com | unleashed by petco

Walmart.com | amazon.eu | iHerb.com Trusted Brands. Healthy Rewards. | wag.com | SOAP.com

DISCUSSIONS OF INTEREST AND ONGOING MEETINGS WITH NUMEROUS ONLINE & TRADITIONAL RETAILERS, INCLUDING:



CVS | chewy.com where pet lovers shop | TARGET | Rakuten Global Market | BED BATH & BEYOND | PET SUPPLIES PLUS | BABIES R US | Albertsons | petsense | buy buy BABY | PETSMART

LOGIC PRODUCTS: DOING A LOT WITH MINIMAL RESOURCES IN A FAST GROWING MARKETPLACE

We Are Building Upon Our Fundamentals To Scale Quickly Over The Next 24 to 36 Months

- ✓ $2.7M Total Revenue Since 2011 Inception
- ✓ 115% Year-Over-Year Increase In Revenue Since Inception to 2016
- ✓ 66% Growth In Sales On Amazon Between 2014 and 2016
- ✓ 30% Conversion on Amazon vs. 9% -13% Industry Average 2016
- ✓ Accomplished With Only 1 Full Time Employee Until Q1 2016

Our Opportunities For Growth Are Multiple, Clear And Readily Executable

- ✓ Online E-Commerce Through 3rd Party Marketplaces
- ✓ Domestic Big Box Brick & Mortar Retail
- ✓ Commence White Label & Private Label Activity
- ✓ Respond To Numerous International Marketplace Opportunities
- ✓ Legacy Brands Are Losing Ground To New Emerging Brands Like Logic Products In Personal Care and Consumer Product Goods



Logic Products is Business That Is De-Risked

- ✓ Growing Natural Products Marketplace For Mothers And Families Has Embraced Logic Products With Superior Consumer Reputation
- ✓ Our Products Work And Sell Worldwide
- ✓ Our Consumers Are Cross-Brand Repeat Buyers
- ✓ Substantial Validation By The Worlds Largest Retailer, Amazon
- ✓ Superior Consumer Reputation
- ✓ Amazon Is A Key Driver Of Personal Care E-Commerce Growth

Major Consumer Product Goods Companies Have Taken Notice of Logic Products

- ✓ To Date Logic Products Continues To Receive Unsolicited Inquiries From Major & Mid-Size Consumer Product Goods Companies Regarding Potential Strategic Relationships

LOGIC PRODUCT CONSUMERS: LOVE OUR BRANDS AND THEY TELL US EVERYDAY!

★★★★★ **Must-Have for Moms with Daughters**, January 11, 2017

By **Jennifer**

Verified Purchase (What's this?)

This review is from: TotLogic Leave In Conditioning & Detangling Spray - Naturally Scented - 8 fl oz (Health and Beauty)

I love this product!! I use it everyday when brushing my young daughters hair. Definitely a must have for Moms with daughters!!

★★★★★ **Best sun protection for sensitive skin**, February 26, 2017

By **NB**

Verified Purchase (What's this?)

This review is from: TotLogic Safe Sunscreen SPF 30 - Natural, Water Resistant 80 min, Broad Spectrum Face & Body (Health and Beauty)

I have very sensitive skin and traveled to a tropical climate. This product prevented sunburns when the rest of my friends that didn't use it were burned. It is water resistant, I used it at the pool and beach - reapplying every hour just to be safe. Thankfully didn't cause a rash.. love it! Will buy again

---

★★★★★ **Say goodbye to harsh chemicals! Choose Natural HomeLogic Products!**, July 12, 2016

By **Bernadette P.**

Verified Purchase (What's this?)

This review is from: Natural HomeLogic Eco Friendly Liquid Dish Soap, 24 oz | Powerful & Pure Non-Toxic Cleaning | Plant & Mineral Derived (1 Pack, Jasmine Mist) (Misc.)

Discovered that I was highly sensitive to products containing formaldehyde, etc. I used Dawn Dish Soap all my life, and no longer could. What to do? I discovered your products and love them. I really like the Foaming Liquid Hand Soap too. Thank you for making eco-friendly, skin-friendly products that work!

★★★★★ **Great Product!!**, March 5, 2017

By **Christine Leboeuf**

Verified Purchase (What's this?)

This review is from: Natural HomeLogic Eco Friendly Glass Cleaner, 16 fl oz, Ammonia Free, Unscented | Non-Toxic, Sulfate Free, Fume Free, Safe, & Powerful Formula For A Natural Clean (6 Pack) (Kitchen)

Love this product! All natural and most important no testing on animals which is why I stopped using Windex and will never buy it again!!!

Feedback Rating: ★★★★★ 5.0 stars over the past 12 months

1% Our rating in the top percentage of all sellers

amazon Seller Rating

| Fair | Good | Very Good | Excellent |

Your rating is the top 1% of all rated sellers. **1.00**



LOGIC PRODUCTS

Feedback Rating: ★★★★★ 4.9 stars over the past 12 months (603 ratings)

	30 days	90 days	365 days	Lifetime
Positive	100% (26)	100% (88)	100% (603)	100% (2,811)
Neutral	0% (0)	0% (0)	0% (0)	0% (10)
Negative	0% (0)	0% (0)	0% (0)	0% (2)
Count	26	88	603	2,823

★★★★★ **Followed directions and it worked!**, May 11, 2015

By **mia**

Verified Purchase (What's this?)

This review is from: # 1 Lice Shampoo and Lice Treatment - LiceLogic - Natural One Day Head Lice and Nit Treatment - Pesticide and Paraben Free, Safe, Vegan, Non Toxic Ingredients- FAMILY SIZE - Peppermint - 8 oz. (Health and Beauty)

I read many reviews and was scared to buy this and try it. I followed the directions and it worked like a charm. I also followed up with the lice preventative products and we haven't had an issue since. Well worth it! I had used almost every over the counter product and even had the dr call us in a prescription. Nothing worked for us but this product!

★★★★★ **I bought two of these after my friend loaned me ...**, October 20, 2016

By **Amazon Customer**

Verified Purchase (What's this?)

This review is from: LiceLogic Household Natural Enzyme Based Lice Protection Spray, 32 oz Peppermint (Health and Beauty)

I bought two of these after my friend loaned me her bottle. I gave one to my daughter's second grade teacher and kept one for myself. After dealing with lice for the first time, this product is something that every parent should have on hand.

★★★★★ **Cleans my dog's eyes and ears well**, January 8, 2017

By **Flyerette**

Verified Purchase (What's this?)

This review is from: BarkLogic 3 In 1 Eye, Ear, & Nose Cleansing Wipes, 45 Sheets- Infused With Soothing Chamomile - For Gentle Cleansing - No Parabens, No Phthalates, No Sulfates, No DEA & PEG, Hypoallergenic, Vegan (Misc.)

The wipes are larger than some other brands, and I like that they can be used on three sensitive areas - eyes, ears, and nose. You get more of them for a better process than competitors whose products are for only one of those areas. They are gentle yet hold up well.

★★★★★ **Love it!**, November 19, 2016

By **Amazon Customer**

Verified Purchase (What's this?)

This review is from: BarkLogic Clean & Clear Deep Cleansing Coat Shampoo, Mint, 16 fl oz | No Parabens, No Phthalates, No Sulfates, No DEA & PEG, Hypoallergenic, Plant-based (Misc.)

Use it on my dog the day I receive it.work well,left the fur soft and clean.Love the ingredients in the shampoo.When I take my dog for a walk the people who stop ask to pet him comment on his fur being so soft how nice he smells.The scent,aroma Left by the shampoo is really nice almost like a mint Candy.Glad I made this purchase.

Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice



OUR NEXT 24 MONTHS: OUR MARKETPLACE, DISTRIBUTION & BRANDING GROWTH OBJECTIVES

Online Marketplace E-Commerce

- Accelerate Amazon Performance
- Implement Robust Amazon Targeted Advertising
- Enhance Logic Products Online Store
- Commence SEO & SEM Tactics
- Continue to Expand Social Media
- Add More Online Retailers
- Implement Robust PPC Campaigns Within Marketplaces



Brand Development

- Continue To Add Additional SKU's
- Initiate Public Relations Campaign To Highlight Authenticity
- Continue to Enhance Customer Relations
- Create Strong Mompreneur Brand Ambassadors
- Commence Quantifiable Online Marketing & Advertising
- Pursue B Corp Certification
- Align & Support A Global Charitable Endeavor



Retail Sales & Direct-To-Consumer

- Add National Big Box Retailers Bypassing Distributors
- Pursue Home Shopping Opportunities
- Implement Sampling Initiatives & Brand Events
- Respond To White & Private Label Inquiries
- Commence Business Development & Sales Initiatives



International Distribution

- Expand Internationally Via Amazon Footprint
- International Distribution Through Licensing



Marketing & Social Media

- Aggressive Consumer Outreach Program
- Social Media Editorial Content & Visual Bureau Via Twitter, Facebook, Facebook, Instagram & Snapchat
- Leading Mom Influencers, Columnists & Pet Bloggers

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.









LOGIC PRODUCTS: USE OF PROCEEDS

35%
Deeper Inventory Through Increased Production Runs

30%
Targeted Marketing, Advertising, Promotion & Public Relations

25%
Operations, Distribution, Sales & Technology Management

10%
Sales Channel Investments & Brand Extension Development

















NATURAL
HYPO ALLERGENIC
PLANT BASED
PETA Cruelty-Free and Vegan
NO ARTIFICIAL DYES ARTIFICIAL SCENTS
ECO FRIENDLY
MADE IN U. S. A.
SATISFACTION 100% GUARANTEED

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

LOGIC PRODUCTS: OUR GROWING TEAM







Joel Roodman

Managing Partner

Joel is a strategic senior management and business development content marketing specialist with over 20 years of diverse executive experience in traditional and emerging digital ecommerce, media and communications ventures. Joel has extensive experience and success working with a wide range of entrepreneurial blue-chip companies such as Comcast, FIFA, Miramax, Apollo Group and J.Walter Thompson in management, marketing, development, production and content development and distribution.

Jill Taft

Founder

Previously a successful international fashion model for leading designers like Giorgio Armani, Gianni Versace, and Christian Dior, Jill also created her own successful line of handbags sold across the U.S. and in high-end boutiques and stores such as Anthropologie. Now a mom of two, Jill is an entrepreneur who became increasingly interested in safe, and non-toxic products for her own family. Rejecting the many harsh and unnecessary ingredients used in everyday household, children, and pet products, she decided to create a natural lifestyle brand of alternative solutions that were safe for families, homes, pets and the environment.

M. Jay Walkingshaw

Board Member & Strategic Company Financial Advisor

Jay has more than 30 years of experience in high growth and complex transitional companies and has served as a senior executive and CFO for major corporations such as Sony, Columbia Tri-Star and HBO overseeing, among other things, information technology, human resources, strategic planning and financial systems and controls.

THANK YOU FROM LOGIC PRODUCTS: THE NATURAL CHOICE. IT'S COMMON SENSE. IT'S LOGIC.



TOTLOGIC
SHAMPOO





TotLogic

NATURAL HOMELOGIC

Natural HomeLogic



LICELOGIC
CLEAR & FREE SHAMPOO
REPEL CONDITIONER
HAIR SPRAY



LiceLogic

BARKLOGIC
CALMING CONDITIONER
SENSITIVE SKIN DEEP CONDITIONER
COAT SHAMPOO

BarkLogic